UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

March 11, 2024

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F a         Form 40-F __

SMITH & NEPHEW PLC

11 March 2024

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

1.   AWARDS MADE UNDER THE DEFERRED SHARE BONUS PLAN

On 8 March 2024, the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") were granted under the Company's Deferred Share Bonus Plan. The awards have been made in London and are based on the closing Share price on the London Stock Exchange on 7 March 2024 of £10.875.

A portion (50%) of the annual bonus earned by the following Executive Directors for performance during the year to 31 December 2023 has been deferred into share awards. The awards will normally vest on 8 March 2027 (subject to continued achievement of objectives and employment). The Executive Directors will be required to hold the shares (after tax) for a further period of two years to 8 March 2029. The Executive Directors will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant vesting period.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Awards granted on 8 March 2024 under the Smith & Nephew plc Deferred Share Bonus Plan.
Date of Transaction	2024 - 03 - 08
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Status	Price (s)	Volume(s)	Aggregated information
Deepak Nath (Chief Executive Officer)	Director	£10.875	72,005	N/A Single Transaction
Anne-Françoise Nesmes (Chief Executive Officer)	Director	£10.875	37,368	N/A Single Transaction

2.   AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2020

On 8 March 2024, the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") were granted under the Smith & Nephew Global Share Plan 2020. The awards have been made in London and are based on the closing Share price on the London Stock Exchange on 7 March 2024 of £10.875.

i.          DEFERRED BONUS PLAN AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2020:

A portion of the annual bonus earned by the following PDMRs for performance during the year to 31 December 2023 has been deferred into share awards. These awards will normally vest in equal annual tranches over three years following the award date, subject to continued achievement of objectives and employment. In the event that objectives are not met in any of the three years, the portion of shares due to vest on the following anniversary will lapse. PDMRs will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant vesting period.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Deferred Bonus Plan awards granted on 8 March 2024 under the Smith & Nephew Global Share Plan 2020.
Date of Transaction	2024 - 03 - 08
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Status	Price (£)	Volume	Aggregated information
Helen Barraclough (Group General Counsel and Company Secretary)	PDMR	£10.875	9,366	N/A Single Transaction
Paul Connolly (President, Global Operations)	PDMR	£10.875	9,849	N/A Single Transaction
Phil Cowdy (Chief Corporate Development and Corporate Affairs Officer)	PDMR	£10.875	10,093	N/A Single Transaction
Craig Gaffin President, Global Orthopaedics	PDMR	£10.875	5,572	N/A Single Transaction
Rohit Kashyap (President AWM and Global Commercial Operations)	PDMR	£10.875	11,031	N/A Single Transaction
Mizanu Kebede (Chief Quality & Regulatory Affairs Officer)	PDMR	£10.875	11,327	N/A Single Transaction
Elga Lohler (Chief HR Officer)	PDMR	£10.875	14,129	N/A Single Transaction
Vasant Padmanabhan (President Research & Development ENT)	PDMR	£10.875	14,214	N/A Single Transaction
Alison Parkes (Chief Compliance Officer)	PDMR	£10.875	5,474	N/A Single Transaction
Scott Schaffner (President Sports Medicine)	PDMR	£10.875	17,652	N/A Single Transaction

ii.         PERFORMANCE SHARE PROGRAMME 2024 AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2020

The Remuneration Committee has approved performance conditions attached to the vesting of these awards, which are detailed below. These awards will vest on 8 March 2027, subject to the achievement of the performance conditions which are measured over the period 1 January 2024 to 31 December 2026 as set out below.

The number of shares subject to the above awards are shown at target vesting. Should maximum vesting be achieved, participants will receive twice the number of shares shown below. Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

The following relates to all individuals included in this section:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Performance Share Awards granted at target on 8 March 2024 under the Smith & Nephew Global Share Plan 2020.
Date of Transaction	2024 - 03 - 08
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Status	Price (£)	Volume	Aggregated information
Helen Barraclough (Group General Counsel and Company Secretary)	PDMR	£10.875	35,803	N/A Single Transaction
Paul Connolly (President, Global Operations)	PDMR	£10.875	43,926	N/A Single Transaction
Phil Cowdy (Chief Corporate Development and Corporate Affairs Officer)	PDMR	£10.875	38,581	N/A Single Transaction
Craig Gaffin President, Global Orthopaedics	PDMR	£10.875	70,920	N/A Single Transaction
Rohit Kashyap (President AWM and Global Commercial Operations)	PDMR	£10.875	98,357	N/A Single Transaction
Mizanu Kebede (Chief Quality & Regulatory Affairs Officer)	PDMR	£10.875	45,088	N/A Single Transaction
Elga Lohler (Chief HR Officer)	PDMR	£10.875	56,239	N/A Single Transaction
Deepak Nath (Chief Executive Officer)	PDMR	£10.875	151,365	N/A Single Transaction
Vasant Padmanabhan (President Research & Development ENT)	PDMR	£10.875	56,577	N/A Single Transaction
Alison Parkes (Chief Compliance Officer)	PDMR	£10.875	10,429	N/A Single Transaction
Scott Schaffner (Global President Sports Medicine)	PDMR	£10.875	85,666	N/A Single Transaction

The performance conditions applying to these awards have been determined by the Remuneration Committee.

The awards made to the Executive Directors are subject to four performance measures in the proportions shown:

-     Total Shareholder Return (TSR) - 30%;
-     Return on Invested Capital (ROIC) - 30%;
-     Global Revenue Growth - 30%; and
-     Environmental, Social and Governance (ESG) objectives - 10%.

The awards are subject to TSR as follows:

	Award vesting as % of salary at date of grant
	Sector based peer group	FTSE100 peer group
Below the index	Nil	Nil
Equaling the index	8.6%	8.6%
8% above the index	34.4%	34.4%

Awards vest on a straight-line basis between these points. The maximum has been set significantly above target reflecting the maximum opportunity for outperformance.

The awards are subject to ROIC as follows:

Return on Invested Capital Year ended 31 December 2026	Award vesting as a % of salary
Below 8.5%	Nil
8.5%	17.2%
9.0%	34.4%
10.5%	68.8%

Awards vest on a straight-line basis between these points.

The awards are subject to Revenue Growth as follows:

Revenue Growth Three years ended 31 December 2026	Award vesting as a % of salary
Below Threshold	Nil
Threshold (-8% of target)	17.2%
Target - set by reference to our expectations	34.4%
Maximum or above (+8% of target)	68.8%

Awards vest on a straight-line basis between these points.

The awards are subject to ESG objectives which relate to the Group's strategic priorities in this area, with primary focus on carbon reductions and diversity measures.

Revenue Growth targets for the three years ending 31 December 2026 for these awards, even though now determined, will not be disclosed until the 2026 Annual Report, when the Remuneration Committee will discuss performance against the targets. It is not possible to disclose precise targets at the time of grant to avoid giving commercially sensitive information to our competitors concerning our growth plans.

Sarah Carne
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: March 11, 2024	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary